November 22, 2004


via U.S. mail and facsimile

Paul G. Carter
President and Chief Executive Officer
Custom Branded Networks, Inc.
821 E. 29th
North Vancouver, British Columbia
V7K 1B6 Canada

	Re:	Custom Branded Networks, Inc.
		Preliminary Information Statement on Schedule 14A
		File No. 0-28543
		Filed November 1, 2004

Dear Mr. Carter:

	We have conducted a limited review of your Schedule 14A and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary 14A

1. It is not clear whether you have, in fact, identified a "resource based project with substantial proven reserves." If you have, provide all disclosure required information by Item 11 and 14 of
Schedule 14A.



2. Revise to clarify whether Custom Branded ever operated as turnkey private label Internet solutions business. The first sentence of the proposal sates that the company "has been in the business providing" Internet solutions. However, the second paragraph states that the business did not develop. Please revise to clarify your operations as a turnkey private label Internet business.

3. We note your disclosure that if the number of authorized shares is increased you will have sufficient shares to complete the transactions. Revise to indicate whether the transaction can be completed if Proposal I is not passed. If the property may be purchased without the increase, revise to explain how.

4. Revise to indicate how many shares are expected to be outstanding after the purchase.

5. Please define what a "resource based" project is and your role in the project. Please also discuss management`s experience with other similar "resource based" projects. Given your apparent lack of experience in resource based operations, address why you believe that you will be able to locate a "resource based project with substantial proven reserves." (Emphasis added.)

6. Provide a basis for your claim that the project has substantial proven reserves. Within this response, define "substantial" and "proven."

7. Address, and if possible quantify, the dilution the acquisition of the "resource based project" will have on the total voting power on existing shareholders.

8. We note your disclosure that an increase in the number of shares authorized is warranted because it "may" result in building a core of income-producing assets. Revise to indicate any risks associated with this acquisition and the reasons for doubting that this acquisition will lead to revenue production.

9. Revise to clarify the number of preferred shares that are currently authorized to be issued.

Proposal II

10. Please provide the actual changes to the Articles that
shareholders will be voting on.   The Articles number, old language
and new language should be disclosed.

11. Provide a more complete explanation as to how a new name will be chosen and how long it is expected to take to determine the new name.

12. Revise to clarify whether shareholders will get an opportunity to vote on the new name when the name is chosen.



Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please file a written statement on EDGAR acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding this matter to Michael McCoy at (202) 942-1908 or, in his absence, to the undersigned, at (202) 942-1870. Please send all correspondence to us at the following ZIP code:
20549-0405.

								Sincerely,



								H. Roger Schwall
								Assistant Director


cc:	Michael McCoy

Custom Branded Networks, Inc.
November 22, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE